Filed by Fresenius Medical Care Aktiengesellschaft,
               Commision File No. 001-14444, pursuant to Rules 165 and 425 under the Securities Act of 1933, as amended and Rule 13e-4(c)
                          under the Securities Exchange Act of 1934, as amended.

This filing consists of a press release issued by Fresenius Medical Care AG on January 4, 2006 in connection with its announcement of a proposed conversion of its outstanding preference shares into ordinary shares and transformation of the legal form of Fresenius Medical Care AG.

                                [GRAPHIC OMITTED]
                             Fresenius Medical Care


Investor News                                   Fresenius Medical Care AG
                                                Investor Relations
                                                Else-Kroner-Str. 1
                                                D-61352 Bad Homburg

                                                Contact:

                                                Oliver Maier
                                                ------------
                                                Phone:   + 49 6172 609 2601
                                                Fax:     + 49 6172 609 2301
                                                E-mail:   ir-fms@fmc-ag.com

                                                North America:

                                                Heinz Schmidt
                                                -------------
                                                Phone:     + 1 781 402 9000
                                                                 Ext.: 4518
                                                Fax:       + 1 781 402 9741
                                                E-mail: ir-fmcna@fmc-ag.com

                                                Internet: http://www.fmc-ag.com
                                                          ---------------------

                                                January 4, 2006


               Share Conversion Offer to Start on January 6, 2006.
                            Offer period of 4 weeks.

Bad Homburg, Germany - January 4, 2006 - Fresenius Medical Care ("the Company") (Frankfurt Stock Exchange: FME - ISIN: DE0005785802, FME3 - ISIN: DE0005785836) (NYSE: FMS, FMS-p), the world's largest provider of Dialysis Products and Services, today announced that the preference share conversion offer will start on January 6, 2006. All preference shareholders, including holders of preference shares represented by American Depositary Shares ("ADSs") will have the opportunity to convert their preference shares into ordinary shares on a 1:1 basis accompanied by payment of a conversion premium of (euro)9.75 per preference share to the Company in a period of four weeks ending February 3, 2006, subject to extension. The share conversion and transformation of the legal form of the Company into a KGaA are expected to be completed during February 2006.

Fresenius Medical Care AG, January 4, 2006                                1 of 3

The conversion offer is being conducted through two offers - a German offer and a U.S. offer open to all preference shareholders resident in the U.S. and all ADS holders. All terms and conditions of the conversion offers are detailed in the German prospectus, which is also available for download from our webpage (www.fmc-ag.com), and the U.S. prospectus, which will be mailed to U.S. resident shareholders and ADS holders. Additional copies of the German prospectus may be obtained from the Company or from Deutsche Bank AG; additional copies of the U.S. prospectus may be obtained from D.F. King & Co., Inc., the Information Agent for the U.S. offer.

                                       ***

Fresenius Medical Care AG is the world's largest, integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 1,300,000 individuals worldwide. Through its network of approximately 1,670 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatment to approximately 130,400 patients around the globe. Fresenius Medical Care is also the world's leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products. For more information about Fresenius Medical Care visit the Company's website at www.fmc-ag.com.

The conversion offer may be made in the United States only by prospectus. The conversion offer has not yet commenced. When the conversion offer commences, each United States resident preference shareholder of Fresenius Medical Care AG should read the prospectus when it becomes available because it will contain important information about the conversion offer. Fresenius Medical Care preference shareholders can obtain the U.S. prospectus and other documents that are filed with the United States Securities and Exchange Commission's web site at http://www.sec.gov. Preference shareholders may also obtain copies of the prospectus and other documents filed with the Securities and Exchange Commission for free by contacting Fresenius Medical Care when the documents become available.

Fresenius Medical Care AG, January 4, 2006                                2 of 3

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG does not undertake any responsibility to update the forward-looking statements in this release.

Fresenius Medical Care AG, January 4, 2006                                3 of 3